UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	20 July 2016

Release Number	17/16

BHP BILLITON OPERATIONAL REVIEW

FOR THE YEAR ENDED 30 JUNE 2016

•	Exceeded full year production guidance for petroleum, copper and metallurgical coal, and achieved record full year production at Western Australia Iron Ore (WAIO).

•	Expect to achieve full year unit cost guidance at our major assets, with unit costs forecast to decline further next year.

•	In Petroleum, exploration drilling has commenced in Trinidad and Tobago and in the Gulf of Mexico following positive results at Shenzi North during the year.

•	The Los Colorados Extension project was approved by the Escondida Owners Council with first production expected in the second half of the 2017 financial year.

•	Four major projects under development are tracking to plan.

•	Underlying attributable profit(1) in the June 2016 half year is expected to include additional charges of up to US$175 million (detail presented on page 2).

Production	FY16	vs FY15
Petroleum (MMboe)	240	(6%)	Strong Conventional performance offset by deferral of development activity in Onshore US for value.
Copper (kt)	1,580	(8%)	Increased throughput at Escondida and strong operating performance across the business partially offset lower grades at Escondida.
Iron ore (Mt)	227	(2%)	Record WAIO volumes offset by the suspension of operations at Samarco.
Metallurgical coal (Mt)	43	1%	Record production at five Queensland Coal mines more than offset the cessation of production at Crinum.
Energy coal (Mt)	34	(16%)	Divestment of the San Juan Mine, unfavourable weather at NSWEC and Cerrejón and operational rescheduling at NSWEC.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Over the next 12 months, we expect volumes and costs across our minerals businesses to benefit from our continued drive to safely improve productivity. We can create significant value through further cost reductions, taking advantage of latent capacity in our assets and investing in low-capital projects. These initiatives are expected to grow production by five per cent in copper, up to four per cent in iron ore and three per cent in metallurgical coal in the next financial year.

“In Petroleum, we have delivered strong performance from our Conventional assets and responded to market conditions by reducing the number of rigs in our Onshore US assets as we focus on cash flow and value. We have taken advantage of the fall in deep water drilling costs and accelerated our conventional oil exploration program to simultaneously run campaigns in the Gulf of Mexico and the Caribbean. We are well positioned to bring on shale volumes as markets tighten and develop conventional resources over the medium to long term.”

1

Summary

Operational performance

Production for the 2016 financial year and guidance for the 2017 financial year are summarised in the table below.

			FY16	Jun Q16	Jun Q16
			vs	vs	vs	FY17	FY17e
Production	FY16	Jun Q16	FY15	Jun Q15	Mar Q16	guidance	vs FY16
Petroleum (MMboe)	240	56	(6%)	(11%)	(6%)	200 - 210	(13% - 17%)
Onshore US (MMboe)	109	23	(13%)	(27%)	(16%)	77 - 83	(24% - 29%)
Conventional (MMboe)	131	33	1%	4%	3%	123 - 127	(3% - 6%)
Copper (Mt)	1.6	0.4	(8%)	(5%)	2%	1.7	5%
Escondida (kt)	979	268	(20%)	(20%)	3%	1,070	9%
Other copper(i) (kt)	601	145	25%	46%	0%	590	(2%)
Iron ore(ii) (Mt)	227	56	(2%)	(7%)	5%	228 - 237	0% - 4%
WAIO (100% basis) (Mt)	257	65	2%	(1%)	5%	265 - 275	3% - 7%
Metallurgical coal (Mt)	43	12	1%	4%	17%	44	3%
Energy coal (Mt)	34	7	(16%)	(34%)	(12%)	32	(7%)

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)	2017 financial year guidance for iron ore excludes production from Samarco.

Major development projects

At the end of the 2016 financial year, BHP Billiton had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$6.9 billion over the life of the projects.

During the year, first production was delivered by the North West Shelf Greater Western Flank-A petroleum project and the Greater Western Flank-B project was approved.

Corporate update

BHP Billiton expects Underlying attributable profit in the June 2016 half year to include additional items related to: (1) reversal of previously recorded inventory write-downs reflecting a slight recovery in commodity prices; (2) redundancies largely associated with the simplification of our business; and (3) impairments predominately in our Coal business.

Additional items to be recognised in the June 2016 half year Charges/(credits) (US$ million)	Underlying EBITDA(1)	Underlying EBIT(1)	Underlying attributable profit(1)
Reversal of inventory write-downs: across all minerals businesses	(125) to (75)	(125) to (75)	(100) to (50)
Redundancies and closure: across all businesses	50 to 100	50 to 100	25 to 75
Impairments: predominately in our Coal business	0	75 to 150	75 to 150
Total charges/(credits)	(75) to 25	0 to 175	0 to 175

In addition, the Group expects to record an exceptional item for global taxation matters between US$150 and US$200 million in the June 2016 half year. This includes potential litigation and tax-related amounts.

On 2 March 2016, Samarco Mineração S.A (Samarco), Vale S.A (Vale) and BHP Billiton Brasil LTDA (BHP Billiton Brasil) entered into an agreement with the Federal Government of Brazil, the States of Espirito Santo and Minas Gerais and certain other public authorities (Brazilian Authorities) (Framework Agreement). The Framework Agreement provides for settlement of claims brought by the Brazilian Authorities on 30 November 2015 seeking the establishment of a fund for clean-up costs and impacts relating to the Fundão tailings dam failure on 5 November 2015. The Framework Agreement provides for the restoration of the environment and communities affected by the Samarco dam failure. On 5 May 2016, the Framework Agreement was ratified by the Federal Court of Appeal in Brasilia.

BHP Billiton Operational Review for the year ended 30 June 2016	2

On 3 May 2016, the Federal Prosecution Office commenced proceedings against Samarco, Vale and BHP Billiton Brasil for BRL155 billion for social, environmental and economic compensation relating to the Samarco dam failure. At the same time, the Federal Prosecution Office appealed the ratification of the Framework Agreement. On 30 June 2016, the Superior Court of Justice in Brazil, in the case initiated by Brazilian Authorities, issued an interim order suspending the decision of the Federal Court of Appeal to ratify the Framework Agreement. BHP Billiton Brasil intends to appeal the decision of the Superior Court of Justice.

Samarco and its shareholders continue to believe that the Framework Agreement provides the appropriate long-term remedial and compensation framework for responding to the impact of the Samarco tragedy and the platform for the parties to work together. As set out by the Framework Agreement, a private autonomous foundation (Foundation Renova) has been created to deliver the socioeconomic and environmental programs in the Agreement.

Samarco continues to deliver the programs covered by the Framework Agreement and 90 per cent of the 41 programs prescribed by the Framework Agreement have been initiated. Substantial progress has been made including: approximately two-thirds of the houses and buildings in the Mariana region have been completely rebuilt or restored; 800 hectares of emergency areas reforested along the rivers Doce, Carmo and Gualaxo; and 10 tributaries (46 hectares) of river margins have been cleaned and contoured between Bento Rodrigues and Barra Longa.

For the June 2016 half year, we are not yet in a position to provide an update to the potential financial impacts on BHP Billiton Brasil of the Samarco dam failure. We are continuing to work closely with Samarco and will provide an update as soon as we are in a position to do so. Any potential financial impacts related to the tragedy are expected to be classified as an exceptional item.

The guidance provided in this Operational Review will be updated should material information or events arise as the Group finalises its financial statements.

Marketing update

The average realised prices achieved for our major commodities are summarised in the table below. Iron ore shipments, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market, with price differentials reflecting product quality.

					FY16	Jun H16	Jun H16
					vs	vs	vs
Average realised prices(i)	Jun H16	Dec H15	FY16	FY15	FY15	Jun H15	Dec H15
Oil (crude and condensate) (US$/bbl)	37	42	39	68	(43%)	(29%)	(12%)
Natural gas (US$/Mscf)(ii)	2.74	2.91	2.83	3.77	(25%)	(17%)	(6%)
US natural gas (US$/Mscf)	1.96	2.35	2.16	3.27	(34%)	(24%)	(17%)
LNG (US$/Mscf)	7.12	8.24	7.71	11.65	(34%)	(24%)	(14%)
Copper (US$/lb)	2.16	2.12	2.14	2.78	(23%)	(17%)	2%
Iron ore (US$/wmt, FOB)	44	43	43	61	(30%)	(17%)	2%
Hard coking coal (US$/t)	83	82	83	105	(21%)	(16%)	1%
Weak coking coal (US$/t)	70	67	69	88	(22%)	(18%)	4%
Thermal coal (US$/t)(iii)	46	49	48	58	(17%)	(18%)	(6%)
Nickel metal (US$/t)	8,792	9,926	9,264	15,301	(39%)	(36%)	(11%)

(i)	Based on provisional, unaudited estimates. Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.
(ii)	Includes internal sales.
(iii)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

At 30 June 2016, the Group had 316 kt of outstanding copper sales that were revalued at a weighted average price of US$2.20 per pound. The final price of these sales will be determined in the 2017 financial year. In addition, 363 kt of copper sales from the 2015 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will decrease earnings before interest and tax by US$260 million in the 2016 financial year.

BHP Billiton Operational Review for the year ended 30 June 2016	3

Petroleum

Production

	FY16	Jun Q16	FY16 vs FY15	Jun Q16 vs Jun Q15	Jun Q16 vs Mar Q16
Crude oil, condensate and natural gas liquids (MMboe)	116.0	26.4	(7%)	(15%)	(10%)
Natural gas (bcf)	744.7	177.7	(5%)	(7%)	(2%)

Total petroleum production (MMboe)	240.1	56.0	(6%)	(11%)	(6%)

Total petroleum production – Total petroleum production for the 2016 financial year decreased by six per cent to 240 MMboe. Petroleum production is forecast to decrease to between 200 and 210 MMboe in the 2017 financial year.

In Onshore US, we continue to focus on near-term cash flow performance. A reduction in capital expenditure and development activity is expected to lead to a decline in volumes to between 77 and 83 MMboe in the 2017 financial year. In our Conventional business, volumes are expected to decrease to between 123 and 127 MMboe as a result of the divestment of our gas business in Pakistan and natural field decline.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the 2016 financial year decreased by seven per cent to 116 MMboe.

Onshore US liquids volumes declined by 13 per cent to 48 MMboe as increased liquids production from the Permian partially offset the temporary deferral of completions activity in the Black Hawk and drilling activity in the Hawkville. Completions activity in the Black Hawk resumed late in the June 2016 quarter.

Conventional liquids volumes were broadly unchanged as new production wells at Atlantis, Mad Dog and Pyrenees offset natural field decline across the portfolio, cessation of production at Stybarrow, maintenance at North West Shelf and industrial action at Bass Strait.

Natural gas – Natural gas production for the 2016 financial year declined by five per cent to 745 bcf.

The decline primarily reflects lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value and the successful divestment of our gas business in Pakistan as we continue to create a more focused portfolio. This was partially offset by higher demand at Bass Strait and Macedon.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 96% complete.
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 14% complete.

Petroleum capital expenditure for the 2016 financial year declined by approximately 50 per cent to US$2.5 billion. A further 44 per cent reduction to approximately US$1.4 billion is planned for the 2017 financial year. This includes Conventional capital expenditure of US$0.8 billion, which remains focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

BHP Billiton Operational Review for the year ended 30 June 2016	4

Onshore US development activity

Onshore US drilling and development expenditure for the 2016 financial year was approximately US$1.2 billion, of which approximately US$400 million related to a reduction in capital creditors. Our operated rig count declined from five to four in the June 2016 quarter as we continue to focus on value maximisation and cash flow performance. Onshore US capital expenditure is expected to be approximately US$600 million in the 2017 financial year with development activity tailored to market conditions.

FY16		Liquids focused areas		Gas focused areas
(FY15)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.8 (2.3)	0.4 (0.8)	0.0 (0.4)	0.0 (0.2)	1.2 (3.7)
Rig allocation	At period end	2 (7)	2 (3)	0 (0)	0 (0)	4 (10)
Net wells drilled and completed(ii)	Period total	89 (188)	30 (45)	5 (25)	11 (45)	136 (303)
Net productive wells	At period end	929 (836)	107 (75)	411 (395)	1,086 (1,070)	2,533 (2,376)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

Exploration and appraisal wells drilled during the June 2016 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Ruby-3	Trinidad & Tobago Angostura -Block 3A	Oil	25.5% (Operator)	4 May 2016	65 m	1,996 m	Hydrocarbons encountered; Plugged and abandoned
LeClerc-1	Trinidad & Tobago Block 5	Oil	65% (Operator)	21 May 2016	1,800 m	5,771 m(i)	Drilling ahead
Caicos-1	Gulf of Mexico GC564	Oil	100% (Operator)	21 June 2016	1,288 m	3,135 m(i)	Drilling ahead

(i)	Well depth as at 30 June 2016; drilling still in progress.

During the June 2016 quarter, BHP Billiton acquired 91 blocks with no well obligations in the Gulf of Mexico: a Lease Exchange Agreement was executed with Chevron for 61 blocks; a Sale and Purchase Agreement was executed with ConocoPhillips for 26 blocks; and regulatory approval was received for four blocks awarded in Lease Sale 241 in March 2016. In Australia, the Bunyip and Tallaganda Retention Leases WA-71-R and WA-72-R were awarded and the Tallaganda Exploration Lease WA-351-P expired.

Petroleum exploration expenditure for the 2016 financial year was US$590 million, of which US$273 million was expensed. Activity for the period was largely focused on our core areas in the deepwater Gulf of Mexico, the Caribbean and the Northern Beagle sub-basin off the coast of Western Australia, where we acquired additional acreage, seismic data and increased drilling activity. Our exploration activity has increased in the Gulf of Mexico following the positive exploration well results at Shenzi North and drilling has commenced in Trinidad and Tobago. We are pursuing high-quality oil plays in our three priority basins and a US$700 million exploration program is planned for the 2017 financial year as we accelerate testing of our future growth opportunities.

BHP Billiton Operational Review for the year ended 30 June 2016	5

Copper

Production

	FY16	Jun Q16	FY16 vs FY15	Jun Q16 vs Jun Q15	Jun Q16 vs Mar Q16
Copper (kt)	1,580	413	(8%)	(5%)	2%
Zinc (t)	55,438	6,474	(17%)	(59%)	(46%)
Silver (troy koz)	13,189	3,664	41%	48%	6%
Uranium oxide concentrate (t)	4,363	876	39%	47%	(9%)

Copper – Total copper production for the 2016 financial year decreased by eight per cent to 1.6 Mt as improved operating performance across the copper operations was offset by the grade-related volume decline at Escondida. Total copper production is forecast to increase to 1.7 Mt in the 2017 financial year.

Escondida copper production for the 2016 financial year decreased by 20 per cent to 979 kt. Record cathode production and record material mined, together with Organic Growth Project 1 reaching full capacity in the June 2016 quarter, was more than offset by a 28 per cent decline in grade, as expected. Following this strong operating performance, we expect unit costs at Escondida to be slightly below guidance of US$1.21 per pound for the 2016 financial year(2). The Escondida Bioleach Pad Extension project, which includes the expansion of the leach pad to four layers, was completed during the March 2016 quarter and has also contributed to the operating cost improvement.

The Escondida Owners Council approved an investment of US$180 million (100 per cent basis) for the Los Colorados Extension project in June 2016. First production is expected in the second half of the 2017 financial year, adding incremental capacity of approximately 200 ktpa in the near term. Copper production of 1,070 kt is expected in the 2017 financial year as the Escondida Water Supply project is commissioned in the second half of the year and enables the utilisation of three concentrators.

Pampa Norte copper production for the 2016 financial year increased by one per cent to 251 kt, supported by record ore milled and higher grades at Spence. Copper production is expected to increase in the 2017 financial year with the completion of the Spence Recovery Optimisation (SRO) project which will enable the full utilisation of the 200 ktpa tankhouse. SRO is expected to ramp up during the September 2016 quarter and achieve an annualised production rate of 200 kt from the December 2016 quarter. The Spence Growth Option remains in feasibility with the potential to extend mining operations by more than 50 years and increase copper capacity by approximately 200 ktpa. Final Board review is expected in the second half of the 2017 calendar year.

Olympic Dam copper production for the 2016 financial year increased by 63 per cent to 203 kt. This strong performance reflected higher grades and improved smelter and mill utilisation after the Svedala mill outage in the prior year and came despite planned smelter maintenance during the June 2016 quarter. Copper production in the 2017 financial year is expected to remain broadly unchanged from the 2016 financial year.

Antamina copper production for the 2016 financial year increased by 36 per cent to a record 146 kt as it benefitted from higher grades and higher mill throughput. Copper production is expected to decrease in the 2017 financial year to approximately 130 kt, as mining progresses through a zinc rich ore zone consistent with the mine plan. Zinc production is expected to increase from 55 kt to approximately 90 kt in the 2017 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 93% complete.

BHP Billiton Operational Review for the year ended 30 June 2016	6

Iron Ore

Production

	FY16	Jun Q16	FY16 vs FY15	Jun Q16 vs Jun Q15	Jun Q16 vs Mar Q16
Iron ore (kt)	226,958	55,626	(2%)	(7%)	5%

Iron ore – Total iron ore production for the 2016 financial year was broadly unchanged at 227 Mt as record production at WAIO offset the suspension of operations at Samarco. Total iron ore production is expected to increase to between 228 and 237 Mt in the 2017 financial year, excluding production from Samarco.

WAIO production for the 2016 financial year increased by two per cent to a record 257 Mt (100 per cent basis) as the Jimblebar mining hub operated at full capacity and utilisation at the Newman ore handling plant improved. This more than offset one-off operational issues in the December 2015 quarter, the impact of adverse weather conditions and the initiation of a rail renewal and maintenance program in the June 2016 half year. Following a strong recovery from the wet season, WAIO produced at an annualised rate of 275 Mt in June 2016.

WAIO production for the 2017 financial year is forecast to increase to between 265 and 275 Mt (100 per cent basis). The 24 month rail program, which will support the integrated supply chain’s long-term reliability, is progressing on schedule. Along with our focus on productivity and the ramp-up of additional capacity at the Jimblebar mining hub, this will deliver an increase in system capacity to 290 Mtpa in the 2019 financial year. The installation of the new primary crusher and additional conveying capacity at Jimblebar is expected to be completed in the December 2016 quarter.

Samarco production for the 2016 financial year was 11 Mt (100 per cent basis). Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. Sales from the final shipment of pellets from stockpiles were settled in the June 2016 quarter.

BHP Billiton Operational Review for the year ended 30 June 2016	7

Coal

Production

	FY16	Jun Q16	FY16 vs FY15	Jun Q16 vs Jun Q15	Jun Q16 vs Mar Q16
Metallurgical coal (kt)	42,840	11,830	1%	4%	17%
Energy coal (kt)	34,247	6,952	(16%)	(34%)	(12%)

Metallurgical coal – Metallurgical coal production for the 2016 financial year increased by one per cent to a record 43 Mt. Metallurgical coal production is expected to increase to 44 Mt in the 2017 financial year despite the planned divestment of IndoMet Coal.

Queensland Coal production was flat as record production at five mines, underpinned by increased plant and equipment availability and utilisation, offset the completion of longwall mining at Crinum, a convergence event at the Broadmeadow mine and unfavourable weather conditions. Record quarterly production resulted in a 17 per cent increase in volumes from the March 2016 quarter.

Queensland Coal production is forecast to increase to 44 Mt in the 2017 financial year. This improvement will be supported by delivering higher wash-plant and truck hours which will more than offset the closure of Crinum. A longwall move at Broadmeadow and wash-plant shutdown at Saraji are scheduled for the September 2016 quarter.

First production from the Haju mine in Indonesia was achieved during the 2016 financial year. On 7 June 2016, BHP Billiton entered into an agreement to sell its 75 per cent interest in IndoMet Coal to its equity partner PT Alam Tri Abadi (Adaro). Completion of the sale is conditional upon the fulfilment of customary regulatory approvals.

Energy coal – Energy coal production for the 2016 financial year decreased by 16 per cent to 34 Mt. Energy coal production is forecast to decrease to 32 Mt in the 2017 financial year as productivity improvements at New South Wales Energy Coal partially offset the divestment of our New Mexico Coal assets.

New South Wales Energy Coal production for the 2016 financial year declined by 13 per cent due to the impact of heavy rainfall, the progression through a higher strip ratio zone and rescheduling of the mine plan based on individual pit economics. Cerrejón volumes declined by 11 per cent as drought conditions in the first nine months of the year followed by heavy rainfall in the June 2016 quarter constrained production.

Navajo Coal production for the 2016 financial year decreased by 18 per cent as a result of lower customer demand. The transfer of management and operatorship for Navajo Coal to Navajo Transitional Energy Company remains on track for 31 December 2016. The sale of the San Juan Mine to Westmoreland Coal Company was completed on 31 January 2016.

BHP Billiton Operational Review for the year ended 30 June 2016	8

Other

Nickel production

	FY16	Jun Q16	FY16 vs FY15	Jun Q16 vs Jun Q15	Jun Q16 vs Mar Q16
Nickel (kt)	80.7	23.4	(10%)	21%	17%

Nickel – Nickel West production for the 2016 financial year decreased by 10 per cent to 81 kt and reflected planned major maintenance outages at the Kalgoorlie smelter and Kwinana refinery during the December 2015 quarter, and a reduction in third party ore delivered to the Kambalda concentrator. Higher nickel matte production during the June 2016 quarter was supported by additional third party concentrate purchases.

Nickel production is expected to increase by approximately 10 per cent in the 2017 financial year, with higher grade ore at Mt Keith and a ramp up in mining at Leinster since February 2016 supporting higher utilisation rates at the Kalgoorlie smelter and Kwinana refinery.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 60% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the 2016 financial year was US$175 million, of which US$157 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru, Canada and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during 2016 financial year compared with the 2015 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Underlying EBITDA, Underlying EBIT and Underlying attributable profit are used to reflect the underlying performance of BHP Billiton. Underlying EBITDA is earnings before net finance costs, taxation, depreciation, amortisation, impairment and any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying attributable profit is Attributable profit excluding any exceptional items.
(2)	Escondida unit cash costs exclude freight and treatment and refining charges. 2016 financial year guidance is based on exchange rate of USD/CLP 702.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the year ended 30 June 2016	9

Further information on BHP Billiton can be found at: bhpbilliton.com

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Investor Relations

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BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
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BHP Billiton Operational Review for the year ended 30 June 2016	10

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		15,413	13,453	12,805	12,454	9,469	48,181	55,626
Conventional		15,759	17,259	16,976	16,727	16,896	67,858	68,952

Total		31,172	30,712	29,781	29,181	26,365	116,039	124,578

Natural gas (bcf)
Onshore US		96.4	98.2	94.4	89.9	82.0	364.5	420.2
Conventional		95.4	104.6	88.4	91.5	95.7	380.2	366.4

Total		191.8	202.8	182.8	181.4	177.7	744.7	786.6

Total petroleum production (MMboe)		63.2	64.5	60.2	59.4	56.0	240.1	255.7

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	247.0	159.6	131.7	174.9	182.7	648.9	916.1
Antamina	33.8%	28.0	35.1	37.2	35.4	38.7	146.4	107.7

Total		275.0	194.7	168.9	210.3	221.4	795.3	1,023.8

Cathode (kt)
Escondida (3)	57.5%	88.8	70.9	89.3	84.8	85.3	330.3	310.4
Pampa Norte (4)	100%	57.7	56.8	69.0	59.8	65.8	251.4	249.6
Olympic Dam	100%	13.7	54.9	57.4	49.8	40.7	202.8	124.5

Total		160.2	182.6	215.7	194.4	191.8	784.5	684.5

Total copper		435.2	377.3	384.6	404.7	413.2	1,579.8	1,708.3

Lead
Payable metal in concentrate (t)
Antamina	33.8%	448	857	1,024	1,193	645	3,719	2,060

Total		448	857	1,024	1,193	645	3,719	2,060

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	15,857	20,597	16,454	11,913	6,474	55,438	66,435

Total		15,857	20,597	16,454	11,913	6,474	55,438	66,435

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	25,554	23,805	17,889	31,408	35,894	108,996	81,509
Olympic Dam (refined gold)	100%	9,438	29,349	39,299	29,028	20,010	117,686	104,780

Total		34,992	53,154	57,188	60,436	55,904	226,682	186,289

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,314	1,181	962	1,544	1,874	5,561	4,786
Antamina	33.8%	1,115	1,766	1,636	1,751	1,558	6,711	3,826
Olympic Dam (refined silver)	100%	55	246	265	174	232	917	724

Total		2,484	3,193	2,863	3,469	3,664	13,189	9,336

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	595	1,174	1,352	961	876	4,363	3,144

Total		595	1,174	1,352	961	876	4,363	3,144

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	206	92	232	227	562	1,113	472

Total		206	92	232	227	562	1,113	472

BHP Billiton Operational Review for the year ended 30 June 2016	11

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,062	18,006	17,003	15,817	15,115	65,941	63,697
Area C Joint Venture	85%	12,214	12,163	11,723	11,002	11,911	46,799	49,994
Yandi Joint Venture	85%	17,452	16,886	15,960	16,204	18,325	67,375	68,551
Jimblebar (6)	85%	5,462	3,262	4,852	5,472	5,304	18,890	16,759
Wheelarra	85%	5,159	7,259	5,757	4,562	4,971	22,549	18,994
Samarco	50%	3,737	3,739	1,665	—	—	5,404	14,513

Total		60,086	61,315	56,960	53,057	55,626	226,958	232,508

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	9,023	8,087	8,207	7,894	9,225	33,413	33,862
BHP Billiton Mitsui Coal (8)	80%	2,370	2,347	2,191	2,015	2,345	8,898	8,759
Haju (9)	75%	—	15	87	167	260	529	—

Total		11,393	10,449	10,485	10,076	11,830	42,840	42,621

Energy coal
Production (kt)
USA	100%	2,574	2,676	2,632	1,112	632	7,052	10,023
Australia	100%	5,086	4,644	4,277	4,189	3,991	17,101	19,698
Colombia	33.3%	2,944	2,527	2,628	2,610	2,329	10,094	11,291

Total		10,604	9,847	9,537	7,911	6,952	34,247	41,012

Other
Nickel
Saleable production (kt)
Nickel West	100%	19.3	22.1	15.2	20.0	23.4	80.7	89.9

Total		19.3	22.1	15.2	20.0	23.4	80.7	89.9

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Operational Review for the year ended 30 June 2016	12

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,707	1,877	1,390	1,813	1,745	6,825	7,965
NGL	(Mboe)	1,548	2,091	1,307	1,455	1,831	6,684	6,182
Natural gas	(bcf)	31.9	38.7	23.9	30.3	38.1	131.0	102.3

Total petroleum products	(MMboe)	8.6	10.4	6.7	8.3	9.9	35.3	31.2

North West Shelf
Crude oil and condensate	(Mboe)	1,215	1,362	1,423	1,124	925	4,834	5,466
NGL	(Mboe)	198	227	235	259	241	962	1,032
Natural gas	(bcf)	29.9	33.9	34.9	33.8	27.6	130.2	133.0

Total petroleum products	(MMboe)	6.4	7.2	7.5	7.0	5.8	27.5	28.7

Stybarrow (2)
Crude oil and condensate	(Mboe)	93	(8)	—	—	—	(8)	760

Total petroleum products	(MMboe)	0.1	(0.0)	—	—	—	(0.0)	0.8

Pyrenees
Crude oil and condensate	(Mboe)	1,435	2,096	2,331	2,093	2,097	8,617	7,154

Total petroleum products	(MMboe)	1.4	2.1	2.3	2.1	2.1	8.6	7.2

Other Australia (3)
Crude oil and condensate	(Mboe)	13	13	9	8	9	39	52
Natural gas	(bcf)	16.0	16.6	14.4	16.2	17.2	64.4	59.5

Total petroleum products	(MMboe)	2.7	2.8	2.4	2.7	2.9	10.8	10.0

Atlantis (4)
Crude oil and condensate	(Mboe)	3,110	3,637	4,257	4,056	4,058	16,008	14,670
NGL	(Mboe)	209	231	278	270	269	1,048	996
Natural gas	(bcf)	1.7	1.6	2.0	1.9	1.9	7.4	7.4

Total petroleum products	(MMboe)	3.6	4.1	4.9	4.6	4.6	18.3	16.9

Mad Dog (4)
Crude oil and condensate	(Mboe)	651	588	648	880	1,134	3,250	2,638
NGL	(Mboe)	20	23	41	41	52	157	120
Natural gas	(bcf)	0.1	0.1	0.1	0.1	0.2	0.5	0.4

Total petroleum products	(MMboe)	0.7	0.6	0.7	0.9	1.2	3.5	2.8

Shenzi (4)
Crude oil and condensate	(Mboe)	3,369	3,277	3,185	3,094	2,813	12,369	13,684
NGL	(Mboe)	174	236	269	206	192	903	940
Natural gas	(bcf)	0.7	0.7	0.8	0.6	0.6	2.7	3.0

Total petroleum products	(MMboe)	3.7	3.6	3.6	3.4	3.1	13.7	15.1

Eagle Ford (5)
Crude oil and condensate	(Mboe)	9,363	7,700	7,156	7,018	4,949	26,823	35,358
NGL	(Mboe)	4,183	3,799	3,806	3,649	2,717	13,971	15,110
Natural gas	(bcf)	26.1	25.8	25.4	25.1	19.5	95.8	108.6

Total petroleum products	(MMboe)	17.9	15.8	15.2	14.9	10.9	56.8	68.6

Permian (5)
Crude oil and condensate	(Mboe)	1,447	1,481	1,354	1,499	1,410	5,744	3,711
NGL	(Mboe)	420	473	488	288	393	1,642	1,427
Natural gas	(bcf)	3.0	3.9	3.4	2.4	4.9	14.6	10.9

Total petroleum products	(MMboe)	2.4	2.6	2.4	2.2	2.6	9.8	7.0

Haynesville (5)
Crude oil and condensate	(Mboe)	—	—	1	—	—	1	20
Natural gas	(bcf)	35.4	36.4	34.7	34.4	31.1	136.6	162.5

Total petroleum products	(MMboe)	5.9	6.1	5.8	5.7	5.2	22.8	27.1

BHP Billiton Operational Review for the year ended 30 June 2016	13

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Petroleum (1) (continued)

Fayetteville (5)
Natural gas	(bcf)	31.9	32.1	30.9	28.0	26.5	117.5	138.2

Total petroleum products	(MMboe)	5.3	5.4	5.2	4.7	4.4	19.6	23.0

Trinidad/Tobago
Crude oil and condensate	(Mboe)	562	242	185	120	162	709	1,237
Natural gas	(bcf)	9.1	7.6	7.4	7.4	8.6	31.0	32.9

Total petroleum products	(MMboe)	2.1	1.5	1.4	1.4	1.6	5.9	6.7

Other Americas (4) (6)
Crude oil and condensate	(Mboe)	348	361	360	334	308	1,363	1,545
NGL	(Mboe)	11	12	16	12	10	50	88
Natural gas	(bcf)	0.1	0.2	0.2	0.2	0.2	0.8	0.7

Total petroleum products	(MMboe)	0.4	0.4	0.4	0.4	0.4	1.5	1.7

UK
Crude oil and condensate	(Mboe)	76	59	74	65	76	274	251
NGL	(Mboe)	83	(4)	27	10	10	43	101
Natural gas	(bcf)	1.0	1.0	1.0	1.0	1.3	4.3	4.2

Total petroleum products	(MMboe)	0.3	0.2	0.3	0.2	0.3	1.0	1.1

Algeria
Crude oil and condensate	(Mboe)	912	916	922	887	964	3,689	3,948

Total petroleum products	(MMboe)	0.9	0.9	0.9	0.9	1.0	3.7	3.9

Pakistan (7)
Crude oil and condensate	(Mboe)	25	23	19	—	—	42	123
Natural gas	(bcf)	4.9	4.2	3.7	—	—	7.9	23.0

Total petroleum products	(MMboe)	0.8	0.7	0.6	—	—	1.4	4.0

Total petroleum products
Crude oil and condensate
Onshore US	(Mboe)	10,810	9,181	8,511	8,517	6,359	32,568	39,089
Conventional	(Mboe)	13,516	14,443	14,803	14,474	14,291	58,011	59,493

Total	(Mboe)	24,326	23,624	23,314	22,991	20,650	90,579	98,582

NGL
Onshore US	(Mboe)	4,603	4,272	4,294	3,937	3,110	15,613	16,537
Conventional	(Mboe)	2,243	2,816	2,173	2,253	2,605	9,847	9,459

Total	(Mboe)	6,846	7,088	6,467	6,190	5,715	25,460	25,996

Natural gas
Onshore US	(bcf)	96.4	98.2	94.4	89.9	82.0	364.5	420.2
Conventional	(bcf)	95.4	104.6	88.4	91.5	95.7	380.2	366.4

Total	(bcf)	191.8	202.8	182.8	181.4	177.7	744.7	786.6

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Stybarrow ceased production on 26 June 2015.
(3)	Other Australia includes Minerva and Macedon.
(4)	Gulf of Mexico volumes are net of royalties.
(5)	Onshore US volumes are net of mineral holder royalties.
(6)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(7)	BHP Billiton completed the sale of the Pakistan gas business on 16 February 2015.

BHP Billiton Operational Review for the year ended 30 June 2016	14

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	96,337	110,067	109,200	105,970	108,037	433,274	384,700
Sulphide ore milled	(kt)	22,909	22,820	18,076	21,188	22,905	84,989	83,296
Average copper grade	(%)	1.32%	1.00%	0.99%	0.99%	0.94%	0.98%	1.36%
Production ex mill	(kt)	249.6	169.7	142.8	175.8	181.7	670.0	936.9

Production
Payable copper	(kt)	247.0	159.6	131.7	174.9	182.7	648.9	916.1
Copper cathode (EW)	(kt)	88.8	70.9	89.3	84.8	85.3	330.3	310.4
Payable gold concentrate	(troy oz)	25,554	23,805	17,889	31,408	35,894	108,996	81,509
Payable silver concentrate	(troy koz)	1,314	1,181	962	1,544	1,874	5,561	4,786

Sales
Payable copper	(kt)	243.0	157.6	123.8	181.7	186.6	649.7	919.1
Copper cathode (EW)	(kt)	101.4	63.8	101.1	80.3	83.8	329.0	310.2
Payable gold concentrate	(troy oz)	25,554	23,805	17,889	31,408	35,894	108,996	81,509
Payable silver concentrate	(troy koz)	1,314	1,181	962	1,544	1,874	5,561	4,787

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	14,211	13,870	14,930	12,415	12,453	53,668	60,882
Ore milled	(kt)	4,798	4,703	4,856	4,012	4,375	17,946	17,934
Average copper grade	(%)	0.70%	0.64%	0.82%	0.84%	0.80%	0.77%	0.71%

Production
Copper cathode (EW)	(kt)	20.4	13.7	18.8	20.0	24.8	77.3	78.2

Sales
Copper cathode (EW)	(kt)	20.8	13.0	19.7	18.6	25.2	76.5	83.8

Spence
Material mined	(kt)	21,062	22,922	21,593	22,549	21,124	88,188	90,151
Ore milled	(kt)	4,082	4,919	5,146	4,355	4,836	19,256	16,834
Average copper grade	(%)	1.24%	1.41%	1.30%	1.39%	1.22%	1.33%	1.21%

Production
Copper cathode (EW)	(kt)	37.3	43.1	50.2	39.8	41.0	174.1	171.4

Sales
Copper cathode (EW)	(kt)	40.6	38.2	56.1	38.4	40.9	173.6	174.3

BHP Billiton Operational Review for the year ended 30 June 2016	15

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	56,944	56,793	52,130	55,183	62,793	226,899	205,199
Sulphide ore milled (100%)	(kt)	14,831	14,300	14,184	12,414	14,711	55,609	53,675
Average head grades
- Copper	(%)	0.74%	0.88%	0.92%	1.02%	0.90%	0.93%	0.77%
- Zinc	(%)	0.56%	0.79%	0.55%	0.54%	0.33%	0.55%	0.68%

Production
Payable copper	(kt)	28.0	35.1	37.2	35.4	38.7	146.4	107.7
Payable zinc	(t)	15,857	20,597	16,454	11,913	6,474	55,438	66,435
Payable silver	(troy koz)	1,115	1,766	1,636	1,751	1,558	6,711	3,826
Payable lead	(t)	448	857	1,024	1,193	645	3,719	2,060
Payable molybdenum	(t)	206	92	232	227	562	1,113	472

Sales
Payable copper	(kt)	26.3	30.8	42.9	29.3	42.4	145.4	108.9
Payable zinc	(t)	13,645	18,747	20,423	12,097	3,035	54,302	63,561
Payable silver	(troy koz)	911	1,522	2,048	1,331	2,055	6,956	3,748
Payable lead	(t)	624	266	1,056	1,073	1,108	3,503	2,116
Payable molybdenum	(t)	157	156	138	178	331	803	460

Olympic Dam, Australia
Material mined (1)	(kt)	1,773	2,357	2,372	2,210	1,993	8,932	9,318
Ore milled	(kt)	1,469	2,727	2,767	2,174	2,031	9,699	7,928
Average copper grade	(%)	1.97%	1.64%	2.22%	2.01%	2.20%	2.01%	1.86%
Average uranium grade	(kg/t)	0.62	0.60	0.62	0.61	0.59	0.61	0.57

Production
Copper cathode (ER and EW)	(kt)	13.7	54.9	57.4	49.8	40.7	202.8	124.5
Uranium oxide concentrate	(t)	595	1,174	1,352	961	876	4,363	3,144
Refined gold	(troy oz)	9,438	29,349	39,299	29,028	20,010	117,686	104,780
Refined silver	(troy koz)	55	246	265	174	232	917	724

Sales
Copper cathode (ER and EW)	(kt)	14.5	52.5	57.3	49.4	43.9	203.1	127.3
Uranium oxide concentrate	(t)	818	677	1,013	1,261	778	3,729	3,668
Refined gold	(troy oz)	9,064	25,598	39,168	32,052	22,134	118,952	106,647
Refined silver	(troy koz)	61	213	265	198	201	877	732

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the year ended 30 June 2016	16

PRODUCTION AND SALES REPORT

			QUARTER ENDED					YEAR TO DATE
			JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt	)	16,062	18,006	17,003	15,817	15,115	65,941	63,697
Area C Joint Venture	(kt	)	12,214	12,163	11,723	11,002	11,911	46,799	49,994
Yandi Joint Venture	(kt	)	17,452	16,886	15,960	16,204	18,325	67,375	68,551
Jimblebar (1)	(kt	)	5,462	3,262	4,852	5,472	5,304	18,890	16,759
Wheelarra	(kt	)	5,159	7,259	5,757	4,562	4,971	22,549	18,994

Total production	(kt	)	56,349	57,576	55,295	53,057	55,626	221,554	217,995

Total production (100%)	(kt	)	65,330	67,161	64,197	61,454	64,508	257,320	253,509

Sales
Lump	(kt	)	13,234	14,003	13,886	13,380	13,054	54,323	51,278
Fines	(kt	)	43,430	43,587	40,917	40,078	42,673	167,255	168,883

Total	(kt	)	56,664	57,590	54,803	53,458	55,727	221,578	220,161

Total sales (100%)	(kt	)	65,703	67,177	63,625	61,927	64,617	257,346	256,055

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt	)	3,737	3,739	1,665	—	—	5,404	14,513

Sales	(kt	)	3,627	3,531	2,425	224	94	6,274	13,957

(1)	Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Billiton Operational Review for the year ended 30 June 2016	17

PRODUCTION AND SALES REPORT

			QUARTER ENDED					YEAR TO DATE
			JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015

Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt	)	1,873	1,803	1,861	1,756	2,206	7,626	6,994
Goonyella	(kt	)	2,065	1,868	1,941	2,478	2,709	8,996	8,510
Peak Downs	(kt	)	1,469	1,164	1,323	1,159	1,385	5,031	5,111
Saraji	(kt	)	1,194	1,037	1,000	1,046	1,123	4,206	4,506
Gregory Joint Venture (2)	(kt	)	885	707	609	13	—	1,329	3,294
Daunia	(kt	)	649	698	616	626	684	2,624	2,383
Caval Ridge	(kt	)	888	810	857	816	1,118	3,601	3,064

Total BMA	(kt	)	9,023	8,087	8,207	7,894	9,225	33,413	33,862

BHP Billiton Mitsui Coal (3)
South Walker Creek	(kt	)	1,384	1,511	1,275	1,268	1,382	5,436	5,293
Poitrel	(kt	)	986	836	916	747	963	3,462	3,466

Total BHP Billiton Mitsui Coal	(kt	)	2,370	2,347	2,191	2,015	2,345	8,898	8,759

Total Queensland Coal	(kt	)	11,393	10,434	10,398	9,909	11,570	42,311	42,621

Sales
Coking coal	(kt	)	7,616	7,015	7,642	7,348	8,059	30,064	30,419
Weak coking coal	(kt	)	2,850	3,246	2,695	2,681	3,196	11,818	11,099
Thermal coal	(kt	)	375	86	290	241	310	927	771

Total	(kt	)	10,841	10,347	10,627	10,270	11,565	42,809	42,289

(1)    Production figures include some thermal coal.

(2)    Longwall mining at Crinum completed during the December 2015 quarter.

(3)    Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt	)	—	15	87	167	260	529	—

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%.

New Mexico, USA
Production
Navajo Coal (1)	(kt	)	1,395	1,270	1,403	694	632	3,999	4,858
San Juan Coal (2)	(kt	)	1,179	1,406	1,229	418	—	3,053	5,165

Total	(kt	)	2,574	2,676	2,632	1,112	632	7,052	10,023

Sales thermal coal - local utility			2,539	2,671	2,661	1,106	613	7,051	10,031

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

(2)    BHP Billiton completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt	)	5,086	4,644	4,277	4,189	3,991	17,101	19,698

Sales
Export thermal coal	(kt	)	4,550	4,130	5,081	3,410	3,993	16,614	18,859
Inland thermal coal	(kt	)	286	253	229	234	440	1,156	1,222

Total	(kt	)	4,836	4,383	5,310	3,644	4,433	17,770	20,081

Cerrejón, Colombia
Production	(kt	)	2,944	2,527	2,628	2,610	2,329	10,094	11,291

Sales thermal coal - export	(kt	)	2,766	2,853	2,565	2,339	2,844	10,601	11,580

BHP Billiton Operational Review for the year ended 30 June 2016	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		JUN 2015	SEP 2015	DEC 2015	MAR 2016	JUN 2016	JUN 2016	JUN 2015
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	1.5	0.7	0.2	0.3	0.3	1.5	7.3
Nickel contained in finished matte	(kt)	3.9	5.0	2.6	2.8	5.8	16.2	24.6
Nickel metal	(kt)	13.9	16.4	12.4	16.9	17.3	63.0	58.0

Total nickel production	(kt)	19.3	22.1	15.2	20.0	23.4	80.7	89.9

Sales
Nickel contained in concentrate	(kt)	1.6	0.7	0.2	0.3	0.3	1.5	7.3
Nickel contained in finished matte	(kt)	4.4	4.2	3.7	2.7	5.9	16.5	24.8
Nickel metal	(kt)	15.7	15.6	12.1	17.8	17.4	62.9	58.6

Total nickel sales	(kt)	21.7	20.5	16.0	20.8	23.6	80.9	90.7

BHP Billiton Operational Review for the year ended 30 June 2016	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 20, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary